June 30, 2021

Ms. Karen L. Rossotto

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Advisors Preferred Trust (the "Trust" or the "Registrant") File Nos. 811-22756 and 333-184169

Dear Ms. Rossotto:

This letter responds to telephonic comments you provided to Mr. Parker Bridgeport on June 22, 2021 relating to the Trust's registration statement filed under the Investment Company Act of 1940, as amended ("1940 Act"), and the Securities Act of 1933, as amended ("1933 Act"), on behalf of the Hundredfold Select Alternative Fund (the "Fund"). Where applicable, revisions indicated in responses to your comments will be reflected in an amendment to the registration statement to be filed subsequent to this letter.

Set forth below are your comments followed by responses to those comments, which the Fund has authorized us to make on its behalf. All capitalized terms not defined herein have the meaning given to them in the registration statement. A marked version of relevant portions of a prospectus is attached to aid in the review of the Registrant's responses.

Prospectus

Comment 1. Please consider whether the addition of Bitcoin related investments is consistent with the moderate aspect of the Fund's investment objective.

Response. Upon review, the Registrant does not believe that the inclusion of Bitcoin related investments (in a limited amount as noted) to the universe of instruments in which the Fund might invest, will disturb the moderate aspect of the Fund's investment objective. Consequently, the Registrant does not believe a change in investment objective is required.

Comment 2. Please confirm that the expenses of the Fund's Cayman Island-based subsidiary are included in the fee table.

Response. The Registrant so confirms.

Comment 3. Please consider whether there is an opportunity to bring more clarity to the strategy disclosures related to equity and fixed income investments.

Response. Upon review, the Registrant has made clarifying revisions to emphasize the primary role of equity and fixed income investments.

Comment 4. With respect to equity investments, please specify that these are common and preferred stocks.

Response. The Registrant has made the requested revision.

Comment 5. Are the investment companies referred to private investment companies, and if so, confirm the Fund will comply with the Rule 22e-4 15% limit on illiquid investments.

Response. The Registrant notes that the refence to investment companies does not include private investment companies.

Comment 6. Will pooled investment vehicles and futures be the primary source of exposure to Bitcoin.

Response. The Registrant notes that Grayscale Bitcoin Trust and Bitcoin futures will be the primary source of exposure to Bitcoin, but it is always possible that operating companies may have some Bitcoin holdings.

Comment 7. Please specify what types of commodity futures the fund may employ.

Response. The Registrant has revised commodity futures disclosures to note that they may be of any sort.

Comment 8. Please further specify how the Fund achieves exposure to foreign issuers and specify if such are emerging market issuers.

Response. The Registrant has revised related disclosures as requested.

Comment 9. With respect to ADRs, please specify if unsponsored ADRs are a principal investment.

Response. The Registrant notes that unsponsored ADRs are a part of the principal investment strategy and has revised disclosures accordingly.

Comment 10. With respect to Bitcoin, please revise "invest in" to "gain exposure to" as the Fund does not directly invest in Bitcoin.

Response. The Registrant has made the requested revision.

Comment 11. With respect to Bitcoin, please clarify which investments are measured at market value and which are measured using notional value.

Response. The Registrant has made the requested revision.

Comment 12. Please supplement the description of Grayscale Bitcoin Trust to include more information about its nature including trading over-the-counter and market versus net asset value premium or discount.

Response. The Registrant has made the requested revision.

Comment 13. Please supplement the description of Bitcoin futures to include more information about their nature including the fact that they do not represent a direct investment in Bitcoin.

Response. The Registrant has made the requested revision.

Comment 14. Please specify that the Fund will only invest in Bitcoin futures that are cash settled, CFTC registered, and exchange traded; and explain the meaning of cash settled.

Response. The Registrant undertakes that Fund will invest only in Bitcoin futures that are cash settled, CFTC registered, and exchange traded. The Registrant has considered the disclosure element of the comment and believes that to make such a lengthy disclosure would clutter the disclosures with detail that is in the manner of a financial markets dictionary.

Comment 15. Please explain supplementally, what effect high Bitcoin futures margin requirements will have on the Fund's strategy.

Response. The Registrant has reviewed the margin requirements and notes that they will not have an impact on the Fund's strategy as Bitcoin futures are used as a substitute for Grayscale Bitcoin Trust, which requires full dollar-for-dollar investment.

Comment 16. Please consider expanding the sub-adviser strategy disclosures to describe the sub-adviser's analysis of trends, how the sub-adviser captures trend-related returns and what types of inputs the sub-adviser uses and what categories of trends it analyses.

Response. The Registrant notes that it believes that present disclosures are robust on this point. The Registrant notes it addressed a similar inquiry in 2019, and notes that the Fund's sub-adviser's trading models are proprietary and the Registrant does not believe it can provide any additional disclosure without the loss of protection of the sub-adviser's proprietary systems, trading models, and intellectual property.

Comment 17. Please delete reference to "temporary" when describing cash investments.

Response. The Registrant has made the requested revision.

Comment 18. Please disclose long and short derivative limits.

Response. The Registrant has clarified long and short derivative limit disclosures.

Comment 19. Please include a description of the leveraging effects of derivatives.

Response. The Registrant has included a description of the leveraging effects of derivatives.

Comment 20. Please identify limits on leverage.

Response. Please see response to Comment 18.

Comment 21. Please remove "in" from indirect when describing "… the Subsidiary may invest without limitation indirectly in commodity-linked derivatives…"

Response. The Registrant has made the requested revision.

Comment 22. When describing the subsidiary, please clarify that Bitcoin related investments are limited to 15%.

Response. The Registrant has made the requested revision.

Comment 23. Please clarify that Bitcoin related investments are limited to 15% whether measured by market value or notional value or some combination of these measures.

Response. The Registrant has made the requested revision.

Comment 24. Please revise the presentation of the Fund's principal risks in order of prominence rather than providing risks in alphabetical order. See, https://www.sec.gov/news/speech/speech-blass-102518.

Response. The Registrant notes that sub-adviser strategy risk is listed first, but that other risks are dynamic in nature and that any attempt to rank order them might tend to be misleading as the prominence of any risk changes over time.

Comment 25. Under Aggressive Investment Techniques Risk, please consider including the specific nature of Bitcoin risks.

Response. The Registrant has reviewed this risk in light of the stand-alone Bitcoin risk disclosure and believes the current disclosure should remain as is, and, therefore respectfully declines to make the requested changes in response to this comment.

Comment 26. Under Bitcoin risk, please consider adding the historic premium of Grayscale price to its net asset value and the effect of increased regulatory burdens that may emerge.

Response. The Registrant has made the requested revisions.

Comment 27. When describing Bitcoin risks, please consider whether the risks noted in the June 10, 2021 SEC guidance "Funds Trading in Bitcoin Futures - Investor Bulletin."

Response. The Registrant has reviewed the bullet and has made related risk revisions.

Comment 28. Under futures risk, please consider whether the risk of Bitcoin futures dropping to zero should be disclosed

Response. Upon review, the Registrant believes this risk is so remote as not to present a material risk.

Comment 29. Please confirm that the Fund will include Bitcoin related investments in its liquidity risk management program pursuant to Rule 22e-4 and its 15% limit on illiquid investments.

Response. The Registrant confirms that Bitcoin related investments are included in its liquidity risk management program pursuant to Rule 22e-4 and the Rule's 15% limit on illiquid investments.

Comment 30. Please disclose, supplementally, the nature of the Registrant's liquidity risk management program pursuant to Rule 22e-4 as it relates to Bitcoin related investments.

Response. The Registrant measures the liquidity classification (commonly referred to as buckets 1-4) of each investment, including the dual measurement that accompanies a derivative and the related collateral pledged. The Registrant engages a liquidity classification service provider to assist its liquidity program administrator (LPA) in executing its liquidity risk management program. The Registrant anticipates that Grayscale Bitcoin Trust shares and Bitcoin futures will be classified in bucket 1 (highly liquid investment). However, the Registrant expects that Bitcoin futures might be susceptible to classification as a bucket 2 investment (moderately liquid investment) and will monitor trading volumes accordingly.

Comment 31. If the Fund were operating with Bitcoin related investments on May 19, 2021, what investment results?

Response. The Registrant notes that May 19, 2021 was a volatile day for Bitcoin. Assuming the Fund had 15% of its assets invested in shares of Grayscale Bitcoin Trust, it would have had its return reduced by approximately 0.78%, all other things being held equal. Assuming the Fund had 15% of its assets (measured by notional value) invested in June 2021 Bitcoin futures, it would have had its return reduced by approximately 1.32%, all other things being held equal.

Comment 32. In the Principal Investment Risk disclosures, please consider including a reference to the sub-adviser's limited experience with Bitcoin-related investments.

Response. The Registrant has considered this request and notes that the sub-adviser undertakes extensive study of each investment type and that to single out Bitcoin as a new investment with which the sub-adviser has no experience would tend to cast a suggestion of imprudence by the sub-adviser, which seems unduly punitive.

Comment 33. Please provide a supplemental discussion of why performance was favorable in 2020.

Response. The Registrant notes that as per the letters to shareholders in the 2020 annual report and the 2021 semi-annual report, the Fund experienced favorable investment results generally from astute asset allocation among the various asset classes in which the Fund invests.

Comment 34. Please clarify the Fund's Item 9 disclosures related to the interaction of 25% limit on investment in the subsidiary and the 15% limit on Bitcoin related investments.

Response. The Registrant made clarifying revisions.

Comment 35. Please consider expanding Bitcoin related investments risks to include Bitcoin miner collusion risk and other relevant risks as well as the risk that Grayscale Bitcoin Trust's premium or discount to net asset value may fluctuate.

Response. The Registrant has made the requested revision related to Grayscale Bitcoin Trust, but does not believe it can meaningfully comment further on Bitcoin risks and has no genuine insight into or knowledge of miner collusion.

Comment 36. Please describe supplementally the Registrant's Rule 18f-4 policies and procedures and where the Registrant expects the Fund to operate under the absolute or relative VaR limit.

Response. The Registrant's Rule 18f-4 policies and procedures are under development. The Registrant anticipates that the Fund will likely use the absolute VaR limit as the Fund's investment mix is so dynamic as to make a reference portfolio difficult to identify.

Comment 37. Please confirm that any short selling expenses are included in the Fee Table.

Response. The Registrant so confirms.

Comment 38. Under tax risk, please consider whether Bitcoin related investment tax risks should be enhanced.

Response. The Registrant has considered present tax risk disclosures and believes they are robust and cannot be further enhanced.

Comment 39. In the SAI, please consider adding the 15% illiquid investment limit of Rule 22e-4 as a non-fundamental policy.

Response. The Registrant notes that the Fund is subject to Rule 22e-4 and that adding a non-fundamental policy that merely recites a rule to which it is subject is unduly duplicative.

Comment 40. Does the Registrant's and the sub-adviser's code of ethics address Bitcoin related investments, and if so, is pre-clearance required.

Response. The Registrant’s and the sub-adviser's code of ethics address purchases of securities of under which Greyscale would be included. However, as Bitcoin futures are not a security (as contemplated under Rule 17j-1) they are not addressed. Generally, equity security purchases (such as Grayscale) require pre-clearance for the sub-adviser and do not for the Registrant.

Comment 41. Regarding the Fund's subsidiary ("Sub"), please confirm in correspondence that:

(1)	the financial statements of the Sub will be consolidated with those of the Fund;

(2)	the Sub's management fee (including any performance fee) will be included in "Management Fees" and the Sub's expenses will be included in "Other Expenses" in the Fund's prospectus fee table;

(3)	the Sub and its board of directors will agree to designate an agent for service of process in the United States; and

(4)	the Sub and its board of directors will agree to inspection by the staff of the Sub's books and records, which will be maintained in accordance with Section 31 of the Investment Company Act and the rules thereunder.

Response. The Registrant confirms (1), (2), and (4). As to (3), the Registrant notes that the subsidiary through its Directors who are all U.S. citizens are subject to service of process at their addresses noted in the Statement of Additional Information. The Registrant notes that undertakings in the Part C section of the Registration Statement include service of process for the Sub.

* * * * *

If you have any questions or additional comments, please call the undersigned at (614) 469-3238 or JoAnn M. Strasser at (614) 469-3265.

Sincerely,

Parker Bridgeport

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